Exhibit I

March 15, 2013
Capital Product Partners L.P. Agrees to Issue 9.1 Million Class B Convertible Preferred Units and Reaches Agreement to Acquire Two 5,023 TEU High Specification Container Vessels With 12 Year Employment at $29,350 per Day

ATHENS, GREECE -- (Marketwire) -- 03/15/13 -- Capital Product Partners L.P. (the “Partnership”) (NASDAQ: CPLP) announced today an agreement to issue 9.1 million Class B Convertible Preferred Units (“Class B Preferred Units”) to funds managed by Kayne Anderson Capital Advisors, L.P. and Oaktree Capital Management, L.P. as well as and the Partnership’s Sponsor, Capital Maritime and Trading Corp. (“Capital Maritime”).

The Class B Preferred Units are convertible at any time into common units of the Partnership (“Common Units”) on a one-for-one basis. The Class B Preferred Units will pay a fixed quarterly distribution of $0.21375 per unit.

The Partnership intends to use the net proceeds from the issuance of the Class B Preferred Units together with approximately $54 million from its existing credit facilities and part of its cash balances for the acquisition of two 5,023 TEU high specification container vessels for a total consideration of $130 million. Both the M/V ‘Hyundai Premium’ and M/V ‘Hyundai Paramount’ are 2013 built at Hyundai Heavy Industries Co. Ltd. The vessels were originally ordered by Capital Maritime and built to the latest fuel efficient and eco-friendly design. Both vessels have secured a 12 year time charter employment (+/- 60 days) to Hyundai Merchant Marine Co. Ltd. (“HMM”) at a gross rate of $29,350 per day.

“We are very pleased to have concluded this important transaction for the Partnership, as it offers long term cash flow visibility to our shareholders, further diversifies our revenue stream with the addition of HMM to our charterers, and we believe, will further underpin our existing distribution level and allow for distribution growth ahead. In addition, we acquire two state of the art, eco type, wide beam, fuel efficient newbuilding container vessels built in one of the best shipyards in the world to very high specification,” said Mr. Ioannis Lazaridis, Chief Executive and Chief Financial Officer of the Partnership’s General Partner. “Importantly, we are very pleased by the continuous support of our existing shareholders to the Partnership.”

We expect the transaction to complete by the end of March 2013. The Board of Directors of the Partnership unanimously approved the terms of this transaction following a unanimous recommendation by the conflicts committee, which is comprised of entirely independent directors, with respect to the vessel acquisitions.

Evercore Partners acted as exclusive placement agent in connection with the issuance of the Class B Preferred Units.

Definitive agreements related to this transaction will be filed with the Securities and Exchange Commission (“SEC”) and available on the SEC’s website at www.sec.gov following the closing of the transaction.

Neither the Class B Preferred Units nor the Common Units into which they are convertible have been registered under the Securities Act of 1933 (the “Securities Act”), or any state securities laws, and they may not be offered or sold in the United States absent a registration statement or exemption from registration. This notice is issued pursuant to Rule 135c under the Securities Act and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

Conference Call and Webcast:
On Tuesday, March 19, 2013 at 10:00 a.m. Eastern Time (U.S.), the Partnership will host an interactive conference call to discuss the transaction.

Conference Call Details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-(866) 966-9439 (from the US), or +(44) 1452 555 566 (from outside the US). Please quote “Capital Product Partners.”

A replay of the conference call audio will be available by utilizing the webcast link on the Partnership’s website, at www.capitalpplp.com.

Audio Webcast:
There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Forward-Looking Statements:

The statements in this press release that are not historical facts, including our expectations regarding the transactions and their effects on the Partnership, our annual distribution guidance, distribution growth, the expected delivery dates and charter rates for our purchased vessels, and our ability to pursue growth opportunities, may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our Common Units.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of a modern tanker, container and dry bulk vessels. The Partnership currently owns 25 vessels, including four Suezmax crude oil tankers, 18 modern MR (Medium Range) product tankers, two post panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, Overseas Shipholding Group, Petrobras, A.P. Moller-Maersk A.S., Arrendadora Ocean Mexicana, S.A. de C.V., Subtec S.A. de C.V., Cosco Bulk Carrier Co. Ltd. and Capital Maritime & Trading Corp.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

CPLP-F

Contact Details:

Capital GP L.L.C.
Ioannis Lazaridis, CEO and CFO
+30 (210) 4584 950
E-mail: i.lazaridis@capitalpplp.com

Capital Maritime & Trading Corp.
Jerry Kalogiratos, Finance Director
+30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com

Investor Relations / Media
Matthew Abenante
Capital Link, Inc. (New York)
Tel. +1-212-661-7566
E-mail:cplp@capitallink.com

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